
SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
213
SECTION

SECURI  ION

07002681

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN. 1, 2006 (MM/DD/YY) AND ENDING DEC. 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Memorial Highway
(No. and Street)

Holbrook (City) NY (State) 11741 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP
(Name – *if individual, state last, first, middle name*)

125 Bayliss Rd. (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 7 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK TAUCHES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC., as of Feb. 27th, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JOSEPH BORRIELLO JR
Notary Public, State of New York
No. 01BO5037068
Qualified in Nassau County + Suffolk
Commission Expires 12/12/10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2006


HOLTZ
RUBENSTEIN
REMINICK

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Contents

Year Ended December 31, 2006 *Pages*


HOLTZ
RUBENSTEIN
REMINICK

Financial Statements


HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. as of December 31, 2006 and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Portfolios Financial Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

Melville, New York
February 20, 2007


HOLTZ
RUBENSTEIN
REMINICK

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and Cash Equivalents	$ 2,518,626
Deposits with Clearing Organizations	210,047
Receivable from Broker-Dealer and Clearing Organizations	1,481,057
Miscellaneous Receivable	126,451
Prepaid Insurance and Other	39,885
Property, Equipment and Leasehold Improvements, net	5,554
Licenses	100,000
Goodwill	3,503,272
Total Assets	$ 7,984,892
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to broker-dealer and clearing organizations	$ 6,054
Accounts payable and accrued expenses	130,469
Unearned account representative fees	37,442
Commissions payable	1,755,508
Due to affiliate	2,868
Income tax payable-parent	472,370
Income tax payable	35,425
Total Liabilities	2,440,136
Commitments	
Stockholder's Equity:	
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding	3,825,001
Additional paid-in capital	928,483
Retained earnings	791,272
Total Stockholder's Equity	5,544,756
Total Liabilities and Stockholder's Equity	$ 7,984,892

See notes to financial statements.



AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Earnings

Year Ended December 31, 2006

Revenue:	
Commission revenue	$ 44,114,529
Marketing and service fee income	829,369
Interest and dividends	59,118
	45,003,016
Expenses:	
Commission expense	36,977,206
Exchange and clearance fees	1,574,187
Data processing and reporting	544,547
Advertising and marketing	184,450
Salaries and wages	1,562,800
Payroll taxes and employee benefits	224,000
Conferences and meetings	312,764
Continuing education	14,525
Depreciation and amortization	11,248
Transition expense	109,588
Insurance expense	74,683
Dues and subscriptions	57,736
Interest expense	22,589
Legal and professional	252,537
Recruiting expense	74,307
Licensing and registration fees	146,403
Office expense	38,450
Overhead reimbursement	1,371,589
	43,553,609
Income before Provision for Income Taxes	1,449,407
Provision for Income Taxes:	
Current	632,913
Net Income	$ 816,494

See notes to financial statements.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock		Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings
	Shares	Amount		
Balance, January 1, 2006	100	$ 3,825,001	$ 828,483	$ (25,222)
Contributed Capital	-	-	100,000	-
Net Income	-	-	-	816,494
Balance, December 31, 2006	100	$ 3,825,001	$ 928,483	$ 791,272

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 816,494
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,248
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Receivable from broker-dealer and clearing organizations	(43,996)
Miscellaneous receivable	(91,882)
Prepaid insurance	4,415
Increase (decrease) in liabilities:	
Payable to broker-dealer and clearing organizations	(113,595)
Accounts payable and accrued expenses	105,379
Unearned account representative fees	(49,646)
Commissions payable	(333,532)
Due to affiliate	2,868
Income tax payable-parent	395,370
Income tax payable	35,425
Total adjustments	(77,946)
Net Cash Provided by Operating Activities	738,548
Cash Flows from Financing Activities:	
Capital contribution	100,000
Net Cash Provided by Financing Activities	100,000
Net Increase in Cash and Cash Equivalents	838,548
Cash and Cash Equivalents, beginning of year	1,680,078
Cash and Cash Equivalents, end of year	$ 2,518,626

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the Company and its network of independent representatives. APFS's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions - Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and New York State tax returns are prepared on a consolidated (combined) basis and accordingly, inclusive in the consolidated group's filings.

Depreciation and amortization - Depreciation is provided on an accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software, purchased for internal use, is amortized on a straight-line basis over the useful life estimated at three years.

Goodwill and intangible assets - The Company tests goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of fiscal 2006. The Company estimated the fair value of the reporting unit based upon a multiple of gross commissions. The estimated fair value was then allocated between tangible and intangible assets. As of September 30, 2006, it concluded that the fair value of the reporting unit exceeded the carrying value of the reporting unit. Therefore, no impairment charge was recognized for the year ended December 31, 2006.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

Advertising - The Company charges advertising costs to expense as incurred. Advertising costs approximated $184,000 for the year ended December 31, 2006.

2. Receivable from and Payable to Clearing Organization

Amounts receivable from and payable to clearing organizations at December 31, 2006 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 210,047	$ -
Fees and Commissions Receivable/Payable	1,481,057	1,755,508
	$ 1,691,104	$ 1,755,508

The Company clears its customer transactions through an unrelated broker-dealer on a full disclosure basis. The arrangement required the Company to make a $100,000 deposit, which is in an interest bearing account with the clearing agent. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

The Company has a second clearing arrangement with an unrelated broker-dealer on a full disclosure basis. This arrangement required the Company to make a $100,000 deposit, which is in an interest bearing account, with the clearing agent. The clearing agent offsets its fees against the Company's commissions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing agent, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest bearing account with NSCC.

3. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. Property, Equipment and Leasehold Improvements, Net

Property, equipment and leasehold improvements, net consist of the following:

December 31, 2006	
Software	$ 25,000
Furniture and Fixtures	2,327
Leasehold Improvements	4,663
	31,990
Less Accumulated Depreciation and Amortization	26,436
	$ 5,554

5. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed upon commission schedule. As of December 31, 2006, the Company owed its independent representatives approximately $1,756,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2006 amounted to $944,000. These fees are netted against the respective expense accounts.

Unearned account representative fees represent 2007 maintenance fees received in advance.

6. Concentration of Credit Risk

The Company is engaged in various brokerage activities, in which customer transactions are cleared through unrelated broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for 16% of the Company's gross revenue for the year ended December 31, 2006.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Depository Insurance Corporation ("FDIC"). At December 31, 2006 the excess was approximately $2,328,000.

7. Related Party Transactions

The Company and its parent maintain an office overhead arrangement by consolidating all the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses include, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The Company reimbursed its parent approximately $3,233,000 for the year ended December 31, 2006.

8. Commitments

On January 17, 2002 the Company entered into a Registered Representative Recruiting Agreement. The recruiter is to receive five-percent (5%) for the first year and four-percent (4%) for years two through six of any gross concessions APFS derives from independent representatives that register with the Company as a direct result of the recruiters' efforts. The Company, in their sole discretion, has the right to approve or disapprove registration without any obligation to the recruiter.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2006, the Company had net capital of $1,640,830, which was $1,390,830 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.5 to 1.

10. Income Taxes

The Company files a consolidated federal and combined New York State tax return with its parent and records it share of the consolidated federal and New York State tax expense on a separate return basis. The Company's federal and New York State tax liability is recorded as "income taxes payable-parent" on the statement of financial condition. This liability represents the approximate amount due to the Company's parent for the benefit the Company will receive on the 2006 consolidated federal and combined New York State tax return of the loss generated by the parent in 2006. In addition, APFS is required to file returns in several other states.

The current and deferred portions of the income tax expense included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 483,000	$ -	$ 483,000
New York State	89,000	-	89,000
Other States	61,000	-	61,000
	$ 633,000	$ -	$ 633,000

11. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. On December 31, 2006, 100 shares were issued and outstanding, which represent a 100% ownership, to APH.

12. Supplemental Information - Statement of Cash Flows

Cash paid for interest during the year ended December 31, 2006 was $13,784.

Taxes paid during the year ended December 31, 2006 were $27,218.


HOLTZ
RUBENSTEIN
REMINICK

Supplementary Information


HOLTZ
RUBENSTEIN
REMINICK

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Supplementary Information - Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2006

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital:	
Total Stockholder's Equity	$ 5,544,756
Non-allowable assets:	
Receivables from non-customers	128,717
Miscellaneous receivable	126,451
Prepaid expenses	39,885
Furniture, equipment and leasehold improvements	5,554
Licenses	100,000
Goodwill	3,503,272
Excess clearing deposit	47
	3,903,926
Excess Net Capital	$ 1,640,830
Ratio: Aggregate Indebtedness to Net Capital ($2,440,136 / $1,640,830)	1.5 to 1

Reconciliation with Computation included in Part II of Form X-17a-5 as of December 31, 2006

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

Schedule 2 - Computation to Determination of Reserve Pursuant to Rule 15c3-3:
Not applicable



Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report on Internal Accounting Control

Stockholder
American Portfolios Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements and supplemental schedule of American Portfolios Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by American Portfolios Financial Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


Worldwide
Representation by
DFK


HOLTZ
RUBENSTEIN
REMINICK

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 20, 2007


END